Exhibit 99.2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), prepared as of August 13, 2019, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto (“financial statements”) for the six months ended June 30, 2019, and the audited consolidated financial statements and notes thereto for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) as applicable to interim financial reporting. Refer to Notes 2 and 3 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2019 and Notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2018, for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward looking statements” and readers should read the cautionary note contained in the section entitled “Forward Looking Statements” contained in this MD&A regarding such forward looking statements.

OUR BUSINESS

Lithium Americas is a Canadian-based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project (“Cauchari-Olaroz”), located in Jujuy Province of Argentina, and the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA.  Cauchari-Olaroz is a lithium brine project and is owned by a legal entity in Argentina, Minera Exar S.A. (“Minera Exar”). The Company and Ganfeng Lithium Co. Ltd., (“Ganfeng”) are joint venture partners in Minera Exar. Thacker Pass is a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, and is owned by the Company’s wholly owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). In addition, through its wholly owned subsidiary, RheoMinerals Inc. (“RheoMinerals”) at its plant in Fernley, Nevada, USA the Company manufactures organoclay products used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

On April 1, 2019 the Company entered into a definitive transaction agreement (“Transaction Agreement”) whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar, for cash consideration of $160 million (such transaction, the “Project Investment”). On closing of the Project Investment, expected by the end of August, 2019, Ganfeng will increase its direct interest in the Cauchari-Olaroz project from 37.5% to 50%, with Lithium Americas holding the remaining 50% interest, each subject to the rights of JEMSE (a company owned by the Government of Jujuy province) (as defined below) to acquire an 8.5% interest in Minera Exar.

Lithium Americas and Ganfeng have agreed, on closing of the Project Investment, to implement certain amendments to the shareholders agreement (the “Shareholders Agreement”) governing the Cauchari-Olaroz project joint venture (the “Joint Venture”), including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Venture. In addition, on closing of the Project Investment, Minera Exar is expected to repay an $8 million loan, together with accrued but unpaid interest thereon, that was previously advanced by the Company as interim funding for the construction and development of Caucharí-Olaroz during the closing of the transaction with Ganfeng in Q4, 2018 (the “Transaction”).

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. and RheoMinerals Inc., in Argentina through a Joint Venture company, Minera Exar S.A. and a wholly-owned subsidiary, Potassium S.A., and in the Netherlands through a Joint Venture company, Exar Capital B.V. Additional information relating to the Company is available on SEDAR at www.sedar.com.

2

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

SIX MONTHS ENDED JUNE 30, 2019 HIGHLIGHTS

Project development and operations

Cauchari-Olaroz:

Lithium Americas and Ganfeng continue to actively work with Minera Exar to advance construction, procurement and engineering at Cauchari-Olaroz with the goal of producing the highest quality battery grade lithium carbonate.

•

Since June 30, 2019, Ganfeng has advanced $57 million of the $160 million Project Investment to Minera Exar to fund ongoing development activities on the Cauchari-Olaroz project. The Company agreed to Ganfeng’s request that the closing date for the Project Investment occur in the second half of August 2019. The funds advanced by Ganfeng to date, and any additional funds advanced by Ganfeng prior to closing, will be applied against Ganfeng’s subscription obligation on closing.

•

Development activities are on schedule with the advancement of detailed engineering, ponds construction, drilling of production wells, camp construction, plant design and construction and equipment procurement to support the start of production by the end of 2020.

•

Four evaporation ponds are completed and filled with brine, three more are constructed and ready for liner installation and thirteen ponds are at various stages of construction. Overall ponds earthworks completion is 56%.

•	A total of ten wells are currently pumping brine to the ponds and seven more wells are under construction.
•	Plant and camp platforms are completed and concrete works for the buildings have been started.
•	A total of $163 million was advanced to Minera Exar in 2019 year to date by the Company and Ganfeng to fund the construction.
•	Over 634 people are working at the site, including 202 Minera Exar employees and 432 contractors.
•

Initial Stage 1 capital cost estimate of $425 million, on a 100% basis and before value-added taxes (“VAT”), remains unchanged. Minera Exar is completing a feasibility study exploring an increase in the stated production capacity of the Cauchari-Olaroz project from 25,000 tonnes per annum (“tpa”) to an aggregate of 40,000 tpa of lithium carbonate. Results of the feasibility study are expected in September 2019.

•

The Company increased the Measured and Indicated mineral resource at the Cauchari-Olaroz project by 53% to 17.9 million tonnes of lithium carbonate equivalent (“LCE”) at 581 mg/L average grade and the Inferred mineral resource to 5.1 million tonnes of LCE at 602 mg/L.

Thacker Pass:

•

Lithium Nevada has submitted a draft Mine Plan of Operations (“MPO”) to the Bureau of Land Management (“BLM”) on schedule in Q3 2019.  This will be followed by the development of the Environmental Impact Statement (“EIS”), which is a National Environmental Policy Act (“NEPA”) process required to obtain the key federal regulatory permits for construction and operations. The EIS process is expected to be completed in the second half of 2020.

•

Work has advanced as planned in Lithium Nevada’s testing facility located in Reno, Nevada on its proprietary process. Recent process testing has resulted in additional efficiencies, predominantly by the reduction of sulphuric acid consumption and development of effective gangue removal.  Samples of lithium sulphate have been prepared for shipment to vendors who will design equipment for further processing of lithium sulphate into lithium carbonate. This work is expected to be completed by Q1 2020.

•

A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects about the Company’s proprietary lithium extraction technology, which includes elements from the attrition process through to crystallization.

3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

•	The Company is considering the production of lithium hydroxide in addition to lithium carbonate directly from lithium sulphate to provide added flexibility to market demand.
•

The Company has commenced the preparation of a NI 43-101 compliant definitive feasibility study (“DFS”) which is expected to provide detail on the status of the permitting process, outcomes of the 2018 exploration program and process testing facility, project design, costs and economic performance.  Results from the DFS will be released in due course.

•	The Company is evaluating potential partnership and financing scenarios for Thacker Pass.

RheoMinerals:

•	RheoMinerals’ sales for the six months ended June 30, 2019 were $2.8 million (2018 – $2.0 million). This represents a 40% increase in sales for the first six months of 2019 year over year.

Corporate:

•	As at June 30, 2019, the Company had $31.5 million in cash and cash equivalents.
•

As at June 30, 2019, the Company has total available credit of $221.2 million. The Company has drawn $83.8 million ($28.8 million drawn in Q2 2019) of the $205 million senior credit facility available to fund the Company’s share of Cauchari-Olaroz project construction. An additional $100 million unsecured, limited recourse, subordinated loan facility, remains undrawn and available for the Company’s general corporate purposes.

•

On May 15, 2019, concurrent with Tom Hodgson’s retirement, the Board of Directors appointed Jonathan (Jon) Evans, formerly the President and Chief Operating Officer, to the role of President, Chief Executive Officer and a director of the Company.

•

On June 26, 2019 Fabiana Chubbs was elected to Lithium Americas’ Board of Directors. Ms. Chubbs is a CPA in Canada and Argentina, she holds a Bachelor of Business Administration degree from the University of Buenos Aires and has over 25 years of experience in M&A, tax, audit and business advisory. She was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. Jean Fraser did not stand for re-election at the Annual General Meeting of Shareholders and ceased to be a director of the Company on June 26, 2019.

OUTLOOK

The Company continues to focus on advancing the Cauchari-Olaroz and Thacker Pass projects to production to meet the growing global demand for lithium.

In Argentina, the Company’s primary focus is continuing the construction and development of the Caucharí-Olaroz project. Pond construction is on schedule to complete all evaporation ponds covering a total of approximately 12 km2 during the first quarter of 2020. Processing plant construction has commenced and is expected to be completed in the second half of 2020 and the project remains on track to reach production under the current development plan by the end of 2020.

Additionally, the Company continues to advance engineering work and mine plan design for its Thacker Pass project in Nevada, USA. The Company has also completed environmental baseline data collection and is advancing its permitting applications. The draft MPO has been submitted to the BLM and the EIS process under the National Environmental Policy Act is on schedule to be completed in the second half of 2020.

Following the release of the Preliminary Feasibility Study in August 2018, through development of a process testing facility in Reno, Nevada, the Company is considering the production of lithium hydroxide and lithium carbonate directly from lithium sulphate to provide added flexibility to future market demand. The testing and optimization is well underway, and the results will be used to prepare a DFS for the Thacker Pass project, the results of which are expected to be released in 2020.

4

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

DESCRIPTION OF BUSINESS

Cauchari-Olaroz Project, Jujuy Province, Argentina

5

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Resource Update

On April 1, 2019, the Company published the technical report dated March 31, 2019, with an effective date of March 1, 2019, entitled “NI 43-101 Technical Report Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina” (“Cauchari TR”). Included in the Cauchari TR is an updated Mineral Resource estimate for the Cauchari-Olaroz project as summarized in the table below, reported on a 100% project equity basis. LAC no longer reports a potassium Mineral Resource on the Cauchari-Olaroz project.

Mineral Resources

The Mineral Resource estimate below is expressed relative to a lithium grade cut-off of greater than or equal to 300 mg/L.

Updated Mineral Resource Estimate for Lithium at the Cauchari-Olaroz project
Category	Average Lithium Grade (mg/L)	Brine (m3)	Lithium Metal (tonnes)	LCE (tonnes)
Measured	587	1.11E+09	651,100	3,465,700
Indicated	580	4.70E+09	2,726,300	14,511,500
Measured + Indicated	581	5.81E+09	3,377,400	17,977,200
Inferred	602	1.59E+09	957,400	5,096,000

Notes:

(1)	The Mineral Resource estimate has an effective date of February 13, 2019.
(2)	Mineral Resources have a cut-off grade of 300 mg/L of lithium.
(3)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted to Mineral Reserves.
(4)	LCE is calculated based on the following conversion factor: mass of LCE = 5.322785 x mass of lithium metal.

The updated resource provided above constitutes a change of -1% for total average lithium concentration of Measured + Indicated (581mg/L vs. 585mg/L) and a change of +53% for total LCE Measured + Indicated (11,752,000 tonnes LCE vs. 17,977,200 tonnes LCE). The increase in overall mass can be attributed to the expansion and deepening of the Resource Evaluation Area based on exploration results obtained in 2017 and 2018. The decline in total average concentration can be attributed to the updated Mineral Resource estimate affected by the 2017 and 2018 range of samples collected in Salar de Olaroz and Archibarca areas of the Cauchari-Olaroz project. When spatially averaged with the lithium concentration of Salar de Cauchari samples, which essentially dominated the prior estimate, the updated Mineral Resource estimate has a relatively small percentage decrease in the overall concentration of lithium.

Technical Information

Detailed scientific and technical information on the Cauchari-Olaroz Project can be found in the Cauchari TR that was filed with the securities regulatory authorities in each of the provinces of Canada on April 1, 2019. The Cauchari TR has an effective date of March 1, 2019 and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Wayne Genck, P.Eng. and Daniel Weber, P.G., RM-SME, each of whom is a “qualified person” for the purposes of NI 43-101.

6

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Project Development Status

•

Evaporation pond construction continues as scheduled. Minera Exar has secured the supply of liner for the ponds under construction and is progressing with installation and testing of the liner as construction of the ponds continues.

•	A campaign to complete production wells is progressing as planned with sufficient resources/equipment mobilized at the site.
•

Engineering continues and is on track to support scheduled carbonate plant construction and to continue construction of ponds. Construction of the camp and plant platforms was completed and construction of concrete foundations for the buildings has started. The procurement team has developed a list of critical and long lead items to support the current project schedule and most of the requests for quotations (“RFQs”) associated with those items have been issued to vendors. Firm proposals for most items have been received and are under evaluation and some of the critical equipment was ordered and is under fabrication. The supply contract for the main buildings structural steel was awarded and deliveries have commenced.

•	Progress was made on the construction of facilities and infrastructure to pump brine to ponds from existing wells and on platforms and roads to support the production wells drilling campaign.
•	Minera Exar continues the permitting process for the gas pipeline with a gas transportation company.
•	LAC and Ganfeng remain committed to ensuring Caucharí-Olaroz is fully funded for the capital costs necessary to complete construction of the current 25,000 tpa development plan.
•

The feasibility study work being undertaken is exploring an increase in initial production using current infrastructure under development, including the existing 12 km2 pond design under construction. Based on work completed by Minera Exar to date, the Company anticipates substantial capital cost efficiencies from the increased scale being considered.

Permitting

To date, Minera Exar has completed numerous environmental studies to support the establishment of Cauchari-Olaroz’s environmental baseline. Environmental evaluations have been performed for each stage of the project: construction, operation and closure. An Environmental Impacts Report for the exploitation phase was originally presented in connection with the mine plan under the initial reserve estimate and mine plan that LAC completed on Cauchari-Olaroz in 2012, and that was later modified to accommodate the current mine plan.

The update to the Environmental Impacts Report for the exploitation for the Cauchari-Olaroz project based on a 25,000 tpa rate of production, was approved by the relevant provincial regulatory authorities in the latter half of 2017. In 2017, Minera Exar also received approval for the construction of the Cauchari-Olaroz project from the agency in Jujuy tasked with assessing the impact and benefits to the province of any proposed lithium project.

The surface rights of the area subject to exploitation are owned by local aboriginal communities. In 2017, Minera Exar signed contracts with each aboriginal community to have the right to explore the property and for surface use, water use, transit, and building ponds and facilities. Most of these contracts also cover development and mining operations by Minera Exar. For those contracts in which development and mining are not specifically addressed, Minera Exar is working with the relevant community to extend the coverage of the contract to those areas. Minera Exar is also supporting local communities through a number of infrastructure and education programs.

Workforce

Minera Exar’s office in Jujuy is coordinating recruitment and other human resource initiatives in the regional community. Considering the Company’s commitment to the local communities, numerous local service providers have been engaged to provide services to Minera Exar and a training program is in place, providing operations training to people in the local communities. A proactive approach was taken to develop a training program for positions to be filled during construction and operations, which includes manuals and practice activities at site.

7

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

JEMSE Arrangement

During 2012, Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and provide management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project. These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The annual distribution of dividends from Minera Exar to all shareholders including JEMSE, will only be considered once all Minera Exar's annual commitments related to the project’s debt have been met.

Project Financing

In 2017, the Company closed two financings, one with Ganfeng and one with Bangchak. Between the two financings, Lithium Americas raised approximately $285 million in debt and equity.

In connection with the Transaction with Ganfeng, which closed on October 31, 2018, Ganfeng provided Lithium Americas with a new $100 million unsecured, limited recourse, subordinated loan facility.

See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and under “Our Business”, and “Six Months Ended June 30, 2019 Highlights” above.

Political and Economic Changes in Argentina

Although one of the world's wealthiest countries 100 years ago, Argentina suffered during most of the 20th century from recurring economic crises, persistent fiscal and current account deficits, high inflation, mounting external debt, and capital flight.

With the election of President Mauricio Macri in November 2015, Argentina began a historic political and economic transformation, as his administration took steps to liberalize the Argentine economy, lifting capital controls, floating the peso, removing export controls on some commodities, cutting some energy subsidies, and reforming the country’s official statistics. Argentina negotiated debt payments with holdout bond creditors, continued working with the IMF to shore up its finances, and returned to international capital markets in April 2016.

In 2017, the government passed pension, tax, and fiscal reforms.

According to the March 2019 Organisation for Economic Co-operation and Development (OECD) Economic Survey for Argentina (the “OECD Report”), the Argentine economy is in recession.  The OECD Report notes that a strategy of reducing the large fiscal deficit only gradually, the reliance on its foreign financing and high interest rates due to tight monetary policy opened Argentina up to significant vulnerabilities. In April 2018, markets reacted with a reversal of capital inflows, exacerbating a slowdown of currency inflows due to a record drought. The Argentinian peso depreciated and market sentiment deteriorated abruptly, generating severe liquidity challenges. The OECD Report further notes that bringing down high inflation has proven very challenging for the Argentinian government. Argentina has a presidential election scheduled for Q4 2019.

8

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Planned Activities on the Project

In the near term, the Company’s development plan at Cauchari-Olaroz includes the following principal activities:

-	Evaporation Ponds – Completion of all evaporation ponds is targeted for late Q1 2020.
-

Production Wells – Construction of production wells is underway, there are currently six production drilling rigs at site, one more is scheduled to start in August 2019 adding to seven drilling rigs at site.

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Construction – Contracts have been awarded for earthworks (plant and operations camp), concrete supply and other key items, structural steel erection and roads and platforms. Construction of the plant and operations camp platforms was finalized, concrete works for the buildings started and erection of the buildings will follow.

-	Staffing – Minera Exar continues the process of hiring staff for the construction. The operations camp construction contract was awarded.
-	Procurement – Minera Exar is in the process of reviewing proposals for long lead items and some of the critical equipment contracts were already awarded and the rest will follow in due course.

Thacker Pass Project, Nevada, USA

The Company is advancing the 100%-owned Thacker Pass project, a clay-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada, through its wholly owned subsidiary, Lithium Nevada.

Project Details

The Thacker Pass project is located in Humboldt County in northern Nevada, USA. The Project is situated at the southern end of the McDermitt Caldera, approximately 100 km northwest of Winnemucca, 33 km northwest of Orovada, and 33 km due south of the Oregon border. The Thacker Pass project is accessible via a paved highway with good regional infrastructure including power and rail. Northern Nevada is recognized as one of the most concentrated areas in the world for skilled mining labor and services.

The Thacker Pass project has been designed to avoid environmentally-sensitive and rugged terrain, which is expected to reduce permitting timelines, construction risk and costs. The plant and tailings facilities are in the low-lying area of Thacker Pass and immediately adjacent to the pit, which houses the Thacker Pass deposit, the largest known lithium deposit in the USA and highest-grade known sedimentary lithium deposit in the world.  The flat and expansive terrain allows for a compact footprint and future potential expansions.

During Q2 2019, Lithium Nevada entered into a mine design, consulting and mining operations agreement with a mining contractor on its Thacker Pass project. According to the agreement, Lithium Nevada will receive $3.5 million from the mining contractor in seven consecutive equal quarterly instalments, of which $0.5 million was received during Q2 2019. Lithium Nevada has agreed to either pay a success fee to the mining contractor of $4.7 million upon achieving commercial production, or repay the $3.5 million without interest if the final project investment decision is not made by 2024.

Preliminary Feasibility Study (“PFS”)

•

On April 5, 2018 the Company updated the Measured and Indicated mineral resource at its Thacker Pass project to 6.0 million tonnes of LCE at 2,917 parts per million lithium (“ppm Li”) and the Inferred mineral resource to 2.3 million tonnes of LCE at 2,932 ppm Li. This represents an approximate 80% increase in the Measured and Indicated mineral resource from the Company’s 2016 resource estimate and it is management’s belief that this currently establishes Thacker Pass as the largest known lithium resource in the United States.

•

On June 21, 2018, the Company announced the PFS results and on August 2, 2018 filed the PFS for its Thacker Pass lithium project. The PFS for Thacker Pass, with effective date August 1, 2018, is available on the SEDAR website, www.sedar.com.

9

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Metallurgical Process Development

•	The proposed process assembles and optimizes several commercially proven techniques in extractive metallurgy in a new configuration designed specifically for the processing of lithium bearing clays.
•

Lithium Americas’ process testing facility located in Reno, Nevada has been reliably producing high-quality lithium sulphate. The process has been optimized predominantly by upgrading the ore through a wet attrition process and by reducing the consumption of sulphuric acid. The process testing facility has also generated tailings samples that are being used for stability and geochemical analysis, as well as feed samples to be provided to crystallizer vendors who will design the equipment and provide equipment performance guarantees.

•

A patent application has been submitted to the United States Patent and Trademark Office to protect fundamental aspects about the Company’s proprietary lithium extraction technology, which includes elements from the attrition process through to crystallization.

•

The results of the process testing facility test work will be used to finalize the design of the front-end of the process where lithium is extracted (dissolved) from the ore. In accordance with the PFS, this portion of the flowsheet currently represents nearly 40% of OPEX.

•	Crystallizer vendors will test and confirm the conversion process of lithium sulphate to lithium carbonate and lithium hydroxide in Q1 2020.

Exploration

•

Concurrently with submitting the Thacker Pass MPO in Nevada, the Company filed a Plan of Operations with the BLM to conduct additional exploration activities within approximately 7,700 acres immediately to the northeast and south of Thacker Pass.

Permitting

•

Lithium Americas began the permitting process in Q1 2018 by commencing baseline data collection and to date has performed more than 40 environmental baseline studies within the project area. The baseline data collection process is now complete.

•

A conceptual MPO was submitted to the BLM in Q4 2018 for review and comment. Final baseline reports, draft MPO and a consolidated Environmental Report have been submitted to the BLM on schedule in Q3 2019. The BLM and State of Nevada will review the MPO and provide comments, which will be incorporated into a final MPO that will become available for public comment.

•

A contractor has been selected by the BLM to write the EIS and a funding agreement for the work has been completed by Lithium Americas. The BLM is forecasted to issue a Notice of Intent, which commences the National Environmental Policy Act EIS process, by the end of 2019.

•

A Record of Decision, which is required to commence construction, is forecasted to be issued by the BLM following the regulatory conclusion of the final EIS by the end of 2020.  This will include the agency’s decision, alternatives considered and the plans for mitigation and monitoring, if necessary.

Environmental Sustainability

•

Consistent with the Company’s focus on environmental sustainability, Lithium Nevada and the University of Nevada, Reno Foundation (“UNR Foundation”) founded the Great Basin Sagebrush Restoration Fund (the “Fund”). The Fund’s mission is to improve sagebrush habitat through effective habitat rehabilitation methods. The Fund is administered by the UNR Foundation. Since Lithium Nevada provided the seed financing to kick-start the long-term initiative, several major mining companies and the BLM have made funding commitments, and it is anticipated that other industry partners will also participate to expand the research program.

•	The rehabilitation tools developed by the Fund have been recently deployed to assist a federal agency with the rehabilitation of federal lands impacted by recent large wildfires in Nevada.

10

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Stakeholder Relations

•	The Company has developed a stakeholder engagement strategy that includes early and transparent engagement, continuous communication and feedback in the design process, and community benefits.
•	Open houses were held in Winnemucca and Orovada in July 2018 to communicate progress on the Thacker Pass project and answer questions.
•

Lithium Americas is engaged with the local Tribal government and has made commitments to provide skills training, jobs and economic opportunities. A project engagement agreement has been executed with the local Tribal government to facilitate this process.

•	The Company provided education funding for three local schools in 2017 and continued this engagement in 2018 and 2019.

RheoMinerals

Most of RheoMinerals’ $2.8 million of sales in the six months ended June 30, 2019 (2018 - $2.0 million) were to oil and gas service sector customers. The growth in sales is due to the higher drilling activities in the US and an increase in the number of customers.

SELECTED FINANCIAL INFORMATION

The following selected financial information is presented in thousands of US dollars, shares and equity instruments in thousands, unless otherwise stated and except per share amounts.

Quarterly Information

Selected consolidated financial information is presented as follows:

	2019		2018				2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total assets	164,876	139,748	103,939	108,105	103,868	107,866	113,491	118,462
Property, plant and equipment	6,803	6,866	5,423	17,488	17,730	17,859	18,070	18,078
Working capital	31,748	38,034	43,574	28,834	32,572	47,773	57,494	73,804
Organoclay sales	1,487	1,280	1,472	1,420	855	1,096	452	1,059
Expenses	(5,612)	(3,200)	(11,956)	(6,457)	(7,353)	(5,659)	(5,863)	(10,098)
Net loss for the period	(6,654)	(4,468)	(9,618)	(7,433)	(6,649)	(4,567)	(5,805)	(12,759)
Basic and diluted loss per common share	(0.07)	(0.05)	(0.11)	(0.08)	(0.08)	(0.05)	(0.05)	(0.15)

Note: Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

Changes in the Company’s total assets are driven mainly by financings, increases in loans and contributions to the Joint Venture and expenses in the period. In Q3 2017 the Company received $33,539 in accordance with the investment agreement with Bangchak. In Q2 2019 and Q1 2019 total assets increased primarily as a result of the $28,750 and $37,500, respectively, in loans made to the Joint Venture which were funded by drawdowns from the senior credit facility, partially offset by the expenses incurred in the period.

Changes in the Company’s working capital are driven by financings, equity contributions and loans made by the Company to the Joint Venture, and expenses in the period. In Q4 2018 working capital increased primarily as a result of $25,000 in loans which were repaid by Minera Exar to the Company as part of the Transaction.

11

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

The increase in the Company’s expenses in Q4 2018 was a result of the $11,580 impairment of Organoclay property, plant and equipment, which also decreased PP&E in the same quarter, and $974 in transaction costs, partially offset by a $6,104 gain on increase of interest in Joint Venture as a result of the Transaction.

RheoMinerals’ organoclay sales fluctuate from quarter to quarter mainly due to the timing of oil and gas drilling and activity of its US-based customers.

Results of Operations – Six Months Ended June 30, 2019 Compared to the Six Months Ended June 30, 2018

The following table summarizes the key items that resulted in the slight decrease in net loss for the six months ended June 30, 2019 versus the six months ended June 30, 2018, as well as certain offsetting items:

Financial results	Six months ended June 30,		Change
	2019	2018
	$	$	$
Organoclay sales	2,767	1,951	816
Cost of sales	(3,208)	(2,989)	(219)
Exploration expenditures	(3,328)	(3,605)	277
Organoclay research and development	(283)	(274)	(9)
General and administrative expenses	(4,568)	(5,904)	1,336
Share of gain/(loss) in Joint Venture	3,097	(270)	3,367
Stock-based compensation	(2,680)	(2,959)	279
Transaction costs	(1,050)	-	(1,050)
Foreign exchange gain/(loss)	(625)	2,245	(2,870)
Finance costs	(1,993)	-	(1,993)
Other income	749	589	160
Net Loss	(11,122)	(11,216)	94

Net loss for the six months ended June 30, 2019 was $11,122 compared to $11,216 for the six months ended June 30, 2018. The slight decrease in the net loss was mainly attributable to a share of gain (versus loss during the six months ended June 30, 2018) in Joint Venture, higher organoclay sales and a decrease in general and administrative expenses, partially offset by a foreign exchange loss (versus gain during the six months ended June 30, 2018), transaction costs and finance costs.

Organoclay Sales and Cost of Sales

The organoclay sales during the six months ended June 30, 2019 were $2,767 (2018 - $1,951), with related production costs of $2,922 (2018 - $2,624) and depreciation expense of $286 (2018 - $365) resulting in gross loss of $441 (2018 - $1,038).

Expenses

Exploration expenditures during the six months ended June 30, 2019 of $3,328 (2018 – $3,605) include expenditures incurred for the Thacker Pass project. The decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Gain from the Joint Venture during the six months ended June 30, 2019 of $3,097 (2018 – loss of $270) mainly represents the Company’s share of the Exar Capital B.V. Joint Venture interest income on the loans to Minera Exar for the Cauchari-Olaroz project.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Stock-based compensation during the six months ended June 30, 2019 of $2,680 (2018 - $2,959) is a non-cash expense and consists of the $236 (2018 - $2,280) estimated fair value of stock options, the $1,804 (2018 - $679) fair market value of RSUs and the $640 (2018 – nil) fair value of PSUs vested during the period. During the six months ended June 30, 2019 the Company granted 69 DSUs to its directors. Higher stock-based compensation during the comparative period in 2018 was mainly due to the timing and the number of the new stock option grants and RSU awards to the Company’s employees and officers.

Included in General and Administrative expenses during the six months ended June 30, 2019 of $4,568 (2018 - $5,904) are:

-	Office and administrative expenses of $633 (2018 - $640) include insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses.
-

Professional fees of $513 (2018 - $691) consist of legal fees of $178 (2018 – $362), consulting fees of $196 (2018 - $178), public relations fees of $nil (2018 - $30), and accounting fees of $139 (2018 - $121). The decrease is due to the costs of listing the Company on the NYSE in the comparative period of 2018.

-	Salaries and benefits of $2,277 (2018 - $2,954) decreased due to the timing and the amount of bonus payments in the periods.
-	Regulatory and filing fees were $147 (2018 - $699). The decrease is due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus in the comparative period of 2018.

Other Items

During the six months ended June 30, 2019 the Company recognized a foreign exchange loss of $625 (2018 – gain of $2,245). The loss was due to the weakening of the US dollar against the Canadian dollar. The Company holds most of its cash in US currency. Other income during the six months ended June 30, 2019 was $749 (2018 - $589) and includes interest income earned on the Company’s cash and cash equivalents and a $150 progress payment received by RheoMinerals from Delmon.

Results of Operations – Three Months Ended June 30, 2019 Compared to the Three Months Ended June 30, 2018

The following table summarises the items that resulted in the slight increase in net loss for the three months ended June 30, 2019 (Q2 2019) versus the three months ended June 30, 2018 (Q2 2018), as well as certain offsetting items:

Financial results	Three months ended June 30,		Change
	2019	2018
	$	$	$
Organoclay sales	1,487	855	632
Cost of sales	(1,739)	(1,312)	(427)
Exploration expenditures	(2,147)	(2,205)	58
Organoclay research and development	(171)	(141)	(30)
General and administrative expenses	(2,658)	(3,887)	1,229
Share of gain/(loss) in Joint Venture	1,713	(106)	1,819
Stock-based compensation	(2,056)	(1,014)	(1,042)
Transaction costs	(293)	-	(293)
Foreign exchange (loss)/gain	271	876	(605)
Finance costs	(1,353)	-	(1,353)
Other income	292	285	7
Net Loss	(6,654)	(6,649)	(5)

Net loss for the three months ended June 30, 2019 was $6,654 compared to $6,649 for the three months ended June 30, 2018. The net loss was consistent in the periods mainly due to a share of gain (versus loss in Q2 2018) in Joint Venture, higher organoclay sales and a decrease in general and administrative costs being partially offset by transaction costs and finance costs, higher stock-based compensation and a decrease in the foreign exchange gain.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Organoclay Sales and Cost of Sales

The organoclay sales in Q2 2019 were $1,487 (Q2 2018 - $855), with related production costs of $1,607 (Q2 2018 - $1,128) and depreciation expense of $132 (Q2 2018 - $184) resulting in gross loss of $252 (Q2 2018 - $457).

Expenses

Exploration expenditures in Q2 2019 of $2,147 (Q2 2018 – $2,205) include expenditures incurred for the Thacker Pass project. The slight decrease in the Company’s exploration expenditures is mostly due to the timing and scheduling of expenditures on the Thacker Pass project.

Gain from the Joint Venture in Q2 2019 of $1,713 (Q2 2018 – loss of $106) mainly represents the Company’s share of the Exar Capital B.V. Joint Venture interest income on the loans to Minera Exar for the Cauchari-Olaroz project.

Stock-based compensation in Q2 2019 of $2,056 (Q2 2018 - $1,014) is a non-cash expense and consists of the $27 (Q2 2018 - $766) estimated fair value of stock options, the $1,706 (Q2 2018 - $248) fair market value of RSUs, and the $323 (Q2 2018 – nil) fair value of PSUs vested during the period. In Q2 2019 the Company granted 31 DSUs to its directors. Higher stock-based compensation during Q2 2019 was mainly due to the timing of the new stock-based compensation awards to the Company’s employees and officers.

Included in General and Administrative expenses in Q2 2019 of $2,658 (Q2 2018 - $3,887) are:

-	Office and administrative expenses of $336 (Q2 2018 - $314) include insurance, IT, telephone, and other related expenses and RheoMinerals’ general office expenses.
-

Professional fees of $266 (Q2 2018 - $367) consist of legal fees of $105 (Q2 2018 – $218), consulting fees of $98 (Q2 2018 - $64) and accounting fees of $63 (Q2 2018 - $82). The decrease is due to the timing of expenses.

-

Salaries and benefits of $1,424 (Q2 2018 - $2,183) include compensation to the Company’s employees and directors’ fees. The decrease in salaries and benefits is mainly due to the timing and the amount of bonus payments in the periods.

-	Regulatory and filing fees were $35 (Q2 2018 - $524). The decrease is due to the costs of listing the Company on the NYSE and filing of the base shelf prospectus in the comparative period of 2018.

Other Items

The Company recognized in Q2 2019 a foreign exchange gain of $271 (Q2 2018 – gain of $876). The gain was due to the strengthening of the US dollar against the Canadian dollar. The Company holds most of its cash in US currency.

Other income in Q2 2019 was $292 (Q2 2018 - $285) and includes interest income earned on the Company’s cash and cash equivalents.

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Six months ended June 30,
	2019 $	2018 $
Cash used in operating activities	(9,336)	(7,902)
Cash used in investing activities	(67,732)	(14,368)
Cash provided by financing activities	66,870	(1,396)
Effect of foreign exchange on cash	70	(266)
Change in cash and cash equivalents	(10,128)	(23,932)
Cash and cash equivalents - beginning of period	41,604	55,394
Cash and cash equivalents - end of the period	31,476	31,462

As at June 30, 2019, the Company had cash and cash equivalents of $31,476 and working capital of $31,748 compared to cash and cash equivalents of $31,462 and working capital of $32,572 as at June 30, 2018.

On April 1, 2019, the Company announced the Project Investment, which upon closing, will result in Ganfeng and the Company each holding a 50% interest in Minera Exar. See discussion elsewhere herein.

The Company will require additional working capital for further development of its lithium projects and to continue development of its Organoclay business. The timing and the amount of Lithium Nevada and RheoMinerals expenditures are within the control of the Company due to its direct and sole ownership.  Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for that project require agreement between LAC and its Joint Venture partner, Ganfeng.

The Company is in the development stage and as such, does not generate sufficient revenues from operations. The Company’s capital resources are determined by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the six months ended June 30, 2019, was $9,336 compared to $7,902 during the comparative period ended June 30, 2018. The significant components of operating activities are discussed in the Results of Operations section.

Investing Activities

Investing activities consumed cash of $67,732 during the six months ended June 30, 2019, compared to $14,368 during the comparative period ended June 30, 2018. During the six months ended June 30, 2019, the Company advanced $67,081 to Minera Exar as contributions and loans (2018 - $14,825). The advances and loans are used by Minera Exar for mining exploration or mining construction and development purposes. During the six months ended June 30, 2018, $833 of an escrow deposit made pursuant to the Joint Venture agreement with SQM POTASIO S.A., who was the Company’s original partner in the Joint Venture, was released. The remaining cash used in investing activities was for the additions to property, plant and equipment of $651 (2018 - $204) and additions to exploration and evaluation assets of $nil (2018 - $172).

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Financing Activities

Credit Facility

During the six months ended June 30, 2019, the Company received $66,250 from its drawdowns of the $205,000 senior credit facility. Total drawn under the facility as at June 30, 2019 is $83,750. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement).

Limited Recourse Loan Facility

In October 2018, in connection with the Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has not made any drawdowns on this loan facility.

During the six months ended June 30, 2018 the Company paid $1,308 of debt financing and transaction costs relating to the 2017 Bangchak and Ganfeng financings.

CURRENT SHARE DATA (in thousands)

As at the date of this MD&A, the Company has 89,051 Common Shares issued and outstanding, 2,047 RSUs, 697 PSUs, 192 DSUs, and 4,900 stock options. Each of the classes of convertible securities is convertible to Common Shares on a one-for-one basis, except for PSUs. The number of shares issued upon vesting of PSUs depends on the performance of the Company’s shares compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted.

RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to the Joint Venture of title to certain mining properties that comprised a portion of the Cauchari-Olaroz project (refer to the Company’s annual financial statements for the year ended December 31, 2018 for details);

-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $2,762 during the six months ended June 30, 2019.

During the six months ended June 30, 2019 Minera Exar paid director’s fees of $37 (2018 - $33) to its President, who is also a director of the Company.

There were no contractual or other commitments arising from the related party transactions described above in this “Related Party Transactions” section of the MD&A. The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

In consideration for BCP Innovation Pte Ltd. (“Bangchak”) (a related party of the Company, by virtue of its position as a shareholder and a lender under the $205,000 senior credit facility) providing its consent to the Project Investment, if the Company approves an expansion of the stated production capacity of Cauchari-Olaroz from its current targeted production of 25,000 tpa to 40,000 tpa, the Company will provide incremental off-take rights in favour of Bangchak to acquire up to an additional 3,500 tpa of lithium carbonate, up to an aggregate maximum of 6,000 tpa of lithium carbonate (at a 40,000 tpa project capacity) at market prices. The consent is conditional upon entry into an amended off-take agreement with Bangchak concurrently with the closing of the Project Investment. In addition, the consent includes a commitment from Bangchak to provide up to $50 million of additional debt

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

financing on substantially the same terms as the Company’s existing senior credit facility, however, with the proceeds of such financing available for a broader purpose. Should the Company elect to pursue this additional debt financing in the future, such financing will be subject to negotiation of definitive documentation and consent of the Company’s other lender, Ganfeng, under its senior credit and subordinated loan agreements. There can be no assurances that the Company will be able to realize on such additional debt financing, including the terms and timing thereof.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 4, 6 and 14 of the Company’s June 30, 2019 unaudited condensed consolidated interim financial statements.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

Effective July 1, 2018, the Company revised the remuneration of its independent directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $17.5 per year to the Company’s Audit Committee Chair, $12.5 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board or committee meetings in excess of six meetings per year.

In Q1 2019 the Board established a Special Committee of independent directors to oversee the Project Investment with Ganfeng for the Cauchari-Olaroz project. The Company established remuneration consisting of a $30 retainer to the Chair and a $20 retainer to the other members of the Special Committee. In addition, there is a $1 meeting fee per Special Committee meeting attended.

In Q2 2019 the Board established a committee of directors to conduct a review of the Company’s governance structure, policies and practices. The Company established remuneration consisting of a $5 retainer to the Chair and a $2.5 retainer to the other members of the committee.

The remuneration of directors and members of the executive management team was as follows:

	For six months ended June 30,
	2019 $	2018 $
Stock-based compensation	1,826	1,454
Salaries, benefits and directors' fees included in general and administrative expenses	1,654	1,683
Salaries and benefits included in exploration expenditures	214	394
Salaries and benefits capitalized to Investment in the Joint Venture	465	543
	4,159	4,074

	As at June 30,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	206	164

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

CONTRACTUAL OBLIGATIONS

As at June 30, 2019, the Company had the following contractual obligations (in USD thousands, undiscounted):

		Years ending December 31,
	2019	2020	2021 and later	Total
	$	$	$	$
Credit facility¹	2,479	6,700	116,759	125,938
Accounts payable and accrued liabilities	2,363	-	-	2,363
Long-term borrowing¹	90	180	464	734
Obligation under office leases¹	169	279	698	1,146
Other obligations	34	51	560	645
Total	5,135	7,210	118,481	130,826

¹Credit facility, Long-term borrowing and obligation under leases include principal and interest/finance charges.

The Company`s other obligations and commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 4 of the Company’s June 30, 2019 unaudited condensed consolidated interim financial statements and most of them will only be incurred if and when the Company continues to hold the subject property or starts production. After giving effect to drawdowns made during the six months ended June 30, 2019, the Company has $221 million of undrawn credit facilities available to finance its share of the capital costs of the Joint Venture.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost. All financial instruments are initially measured in the statement of financial position at fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. All of the Company’s financial assets fall under this category.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, Financial Instruments (“IFRS 9”), which requires expected lifetime losses to be recognised from initial recognition of the receivables.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in Note 4 of the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2019.  The Company’s reclamation bond arrangement is disclosed below.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities is $269 for the Thacker Pass project as at June 30, 2019. The Company’s $1,008 reclamation bond payable to the BLM was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

Please refer to the Company’s annual MD&A for the year ended December 31, 2018 for Critical Accounting Estimates and Judgements disclosure. The significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty during the six months ended June 30, 2019 were substantially the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

Accounting Policies

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in our 2018 annual consolidated financial statements.

The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

The following accounting policy for leases has been applied as of January 1, 2019 on adoption of IFRS 16.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made on or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Recent Accounting Pronouncements

Other newly adopted accounting standards and amendments

Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

RISKS AND UNCERTAINTIES

Please refer to the Company’s annual MD&A for the year ended December 31, 2018 in the section entitled “Risks and Uncertainties”, as well as the Company’s annual information form for the year ended December 31, 2018 in the section entitled “Risk Factors” for risks and uncertainties faced by the Company, both of which are filed on the Company’s SEDAR profile at www.sedar.com.

INVESTOR RELATIONS

Jon Evans, President and CEO, John Kanellitsas, Executive Vice-Chairman, and Alec Meikle, VP Corporate Development, coordinate investor relations activities for the Company.

CHANGES IN DIRECTORS AND MANAGEMENT

Tom Hodgson retired as Chief Executive Officer and as a director of the Company, effective May 15, 2019. The Board of Directors has appointed Jonathan (Jon) Evans, the former President and Chief Operating Officer, to the role of President and Chief Executive Officer. Mr. Hodgson has agreed to stay on as a consultant to assist with the transition and will continue to support the Company as needed.

On June 26, 2019 Fabiana Chubbs was elected to Lithium Americas’ Board of Directors. Ms. Chubbs is a CPA in Canada and Argentina, she holds a Bachelor of Business Administration degree from the University of Buenos Aires and has over 25 years of experience in M&A, tax, audit and business advisory. She was the Chief Financial Officer of Eldorado Gold Corporation from 2011 to 2018. Jean Fraser did not stand for re-election at the Annual General Meeting of Shareholders and ceased to be a director of the Company on June 26, 2019.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Ernest Burga, P.Eng., and David Burga, P.Geo., Wayne Genck, P.Eng., and Daniel Weber P.G., RM-SME prepared the Cauchari TR.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association.  Mr. LeBlanc is the Chief Technical Officer of the Company and a full-time employee of Lithium Nevada Corp., a wholly-owned subsidiary of the Company.

Further information about the Thacker Pass project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the NI 43-101 technical report of Lithium Americas dated effective August 1, 2018 entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA”, available on SEDAR.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the NI 43-101 technical report, “Updated Mineral Resource Estimate for the Cauchari-Olaroz Project, Jujuy Province, Argentina”, dated March 31, 2019 available on SEDAR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  Management is responsible for the design and operating effectiveness of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe”, “scheduled”, “implement” and similar words or expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: the expected benefits from the Project Investment; successful closing of the Project Investment and the timing thereof; completion of the Project Investment prior to the August 31, 2019 outside date; amendments to the Shareholders Agreement in connection with the Project Investment; increase in Bangchak’s offtake entitlement in connection with the Project Investment; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and reserves estimates; including whether resources will ever be developed into reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz project, which is held and operated through the Company’s Joint Venture with Ganfeng; successful operations of the Ganfeng co-ownership structure; whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz; that the Company is able to successfully monetize any increase in off-take from any such increased development plan; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax NPV and IRR and sensitivity analyses, cash flows and EBITDA of the Cauchari-Olaroz project; cash flows and EBITDA of the Thacker Pass Project; timing, results and completion of the DFS; the cost, timing and size of a potential expansion of the Cauchari-Olaroz project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Cauchari-Olaroz project; ability to achieve capital cost efficiencies; successful implementation of new safety protocols; approval of pending patents; the potential for partnership and financing scenarios for the Thacker Pass project; the development of new organoclay products and the timing, cost, quantity, capacity and product quality of sales and commercial production from RheoMinerals.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

•	current technological trends;
•	a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz project;
•	ability of the Company to fund, advance and develop the Cauchari-Olaroz project and the Thacker Pass project;
•	the Company’s ability to operate in a safe and effective manner;
•	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
•	the impact of increasing competition in the lithium business, and LAC’s competitive position in the industry;
•	general economic conditions;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

•	a stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
•	estimates of and unpredictable changes to the market prices for lithium and clay-based organoclay products;
•	exploration, development and construction costs for the Cauchari-Olaroz project and the Thacker Pass project;
•	estimates of mineral resources and mineral reserves, including whether resources will ever be developed into reserves;
•	reliability of technical data;
•	anticipated timing and results of exploration, development and construction activities;
•	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;
•	the Company’s ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;
•	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
•	successful closing of the Project Investment, including satisfaction of conditions precedent thereto and timing thereof;
•	accuracy of current budget and construction estimates;
•	preparation of a development plan for lithium production at the Thacker Pass project; and
•	the continued growth of demand for organoclay products or for lithium chemicals.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, we can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Risks and Uncertainties” in this MD&A. Such risks also include, but are not limited to the following: risks inherent in transactions similar to the Project Investment, including successful completion of all conditions precedent thereto; the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy, mining industry competition; market risk; volatility in global financial condition; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; and whether Mineral Resources will ever be developed into Mineral Reserves; whether mineral resources can ever be converted into mineral reserves, whether the Company ever adopts a 40,000 tpa development plan for Caucharí-Olaroz, that the Company is able to successfully monetize any increase in off-take from any such increased development plan, and the expected benefits from the Project Investment and other transactions described herein, including successful closing and timing thereof; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s other senior lender (Ganfeng) thereto, and the addition of additional debt on the Company’s balance sheet; opposition to

24

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(all amounts are in US$)

development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks, including those (if any) related to the car accident in Q2 2019; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; the ability to manufacture organoclay products that meet customer requirements; an increase in the costs of manufacturing organoclay products, including the costs of any raw materials used in the process; a reduction in demand for organoclay products or for lithium chemicals; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent management’s discussion and analysis for our most recently completed financial year, which are available on SEDAR at www.sedar.com.

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